UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

1

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Azul S.A. for the three-month periods ended March 31, 2026 and 2025, and as of March 31, 2026.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2026

Azul S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Chief Financial Officer

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Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the results of operations of Azul S.A. as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025, respectively, should be read in conjunction with (i) our annual report on Form 20-F for the year ended December 31, 2025 dated April 2, 2026 and filed with the SEC on April 3, 2026 (the “2025 Annual Report”) and, in particular, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the 2025 Annual Report and (ii) the unaudited interim condensed consolidated financial statements of Azul S.A. as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025, respectively, which were filed under cover of a Current Report on Form 6-K with the SEC on May 19, 2026.

Where used herein, the terms “Azul,” “the Company,” “we,” “us” and “our” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, and its subsidiaries on a consolidated basis, unless the context requires otherwise.

Significant Events Affecting Our Financial Performance During the Three-Month Period Ended March 31, 2026

On February 20, 2026, we completed our emergence from the voluntary financial reorganization process under Chapter 11 of the U.S. Bankruptcy Code upon fulfilling all conditions precedent set forth in the plan of reorganization confirmed by the court (the “Plan”). The implementation of the Plan resulted in a significant transformation of our capital structure, including: (i) the conversion of outstanding first lien and second lien debt claims into equity, (ii) the completion of an equity rights offering generating gross cash proceeds of approximately R$5.0 billion, (iii) the issuance of US$1.375 billion aggregate principal amount of 9.875% senior secured notes due 2031 (the “Exit Notes”) by Azul Secured Finance LLP, and (iv) the repayment in full of the debtor-in-possession financing (the “DIP Financing”) using the proceeds of the Exit Notes. As a result, total loans and financing decreased from R$23,059.6 million as of December 31, 2025 to R$9,713.4 million as of March 31, 2026. For additional information, see “Item 4.A. History and Development of the Company—Voluntary Reorganization” of our 2025 Annual Report.

In connection with our emergence from the Chapter 11 proceedings, we recorded a R$1,589.8 million gain related to breakage on claims from general unsecured creditors settled under our Chapter 11 plan of reorganization, R$326.9 million in direct restructuring costs, and a R$5,090.1 million fair value adjustment on the conversion of debt into equity, which was recognized as a financial expense. Additionally, following the completion of the reorganization, management concluded that there is now convincing evidence that sufficient future taxable profits will be available to fully absorb the Company’s accumulated tax losses, and accordingly recognized a non-cash deferred tax asset of R$7,515.4 million in the three-month period ended March 31, 2026.

During the first quarter of 2026, global developments related to the conflict in the Strait of Hormuz contributed to increased Brent oil prices, directly affecting our fuel costs. Although our average fuel cost per liter in the three-month period ended March 31, 2026 was lower than in the corresponding period in 2025 (R$3.91 per liter compared to R$4.38 per liter), our fuel costs rose as compared to the immediately preceding quarter. As of December 31, 2025, Brent oil prices were approximately US$61 per barrel, as compared to approximately US$104 per barrel as of March 31, 2026. In response, we adopted measures to preserve operational efficiency, including temporary adjustments to our route network to reduce capacity, which decreased 2.7% in the three-month period ended March 31, 2026 compared to the three-month period ended March 31, 2025.

Results of Operations

The financial data for the three-month periods ended March 31, 2026 and 2025, respectively, set out in the table below are derived from our unaudited interim condensed consolidated financial statements, which were filed under cover of a Current Report on Form 6-K with the SEC on May 19, 2026, and which were prepared in accordance with IAS 34—Interim Financial Reporting, as issued by the International Accounting Standards Board.

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	For the Three-Month Period Ended March 31		Percentage Change
	2026	2025
	(in thousands of Brazilian reais)
Net revenue:
Passenger revenue	5,048,777	5,017,374	0.6%
Other revenues	422,591	377,048	12.1%
Total revenue	5,471,368	5,394,422	1.4%
Operating expenses:
Aircraft fuel	(1,340,964)	(1,571,989)	(14.7)%
Salaries and benefits	(626,148)	(662,036)	(5.4)%
Share-based incentive	(158)	(8,224)	(98.1)%
Airport taxes and fees	(301,998)	(317,829)	(5.0)%
Auxiliary services for air transport	(232,366)	(233,764)	(0.6)%
Maintenance	(290,897)	(202,493)	43.7%
Advertising and publicity	(254,646)	(245,810)	3.6%
Depreciation and amortization	(654,408)	(815,237)	(19.7)%
Insurance	(30,526)	(18,000)	69.6%
Other	1,096,189	(213,060)	n.m.
Total operating expenses	(3,513,595)	(3,913,533)	(10.2)%
Operating profit	1,957,773	1,480,889	32.2%
Financial result:
Financial income	30,001	31,589	(5.0)%
Financial expenses	(4,953,677)	(2,798,926)	77.0%
Derivative financial instruments, net	—	204,868	n.m.
Foreign currency exchange, net	1,472,767	2,735,210	(46.2)%
Financial result	(3,450,909)	172,741	(2,097.7)%
Profit (loss) before income tax and social contribution	(1,493,136)	1,653,630	(190.3)%
Current income tax and social contribution	(1,877)	(15)	(12,413.3)%
Deferred income tax and social contribution	7,515,404	—	n.m.
Net profit for the period	6,020,391	1,653,615	264.1%

n.m. = not meaningful

The table below sets forth a breakdown of our net revenue and expenses on a per-ASK basis (“available seat kilometers,” or “ASKs,” represent aircraft seating capacity multiplied by the number of kilometers the aircraft has flown) for the periods indicated:

	For the Three-Month Period Ended March 31		Percentage Change
	2026	2025
	(per ASK in R$ cents)
Net revenue:
Passenger revenue	40.54	39.19	3.4%
Other revenues	3.39	2.95	15.2%
Operating revenue	43.94	42.14	4.3%
Operating expenses:
Aircraft fuel	(10.77)	(12.28)	(12.3)%
Salaries and benefits	(5.03)	(5.17)	(2.8)%
Share-based incentive	(0.001)	(0.06)	(98.3)%
Airport taxes and fees	(2.43)	(2.48)	(2.3)%
Auxiliary services for air transport	(1.87)	(1.83)	2.2%
Maintenance	(2.34)	(1.58)	47.7%
Advertising and publicity	(2.04)	(1.92)	6.5%
Depreciation and amortization	(5.26)	(6.37)	(17.5)%
Insurance	(0.25)	(0.14)	74.3%
Other	8.80	(1.66)	n.m.
Total operating expenses, net	(28.21)	(30.57)	(7.7)%
Operating income per ASK	15.72	11.57	35.9%

n.m. = not meaningful

The components of our results of operations for the three-month period ended March 31, 2026 compared to the three-month period ended March 31, 2025 are as described below.

Revenues

5

Revenues increased 1.4%, or R$77.0 million, to R$5,471.4 million in the three-month period ended March 31, 2026, from R$5,394.4 million in the three-month period ended March 31, 2025, as explained below.

The table below sets forth our passenger revenue and selected operating data for the periods indicated:

	For the Three-Month Period Ended March 31		Percentage Change
	2026	2025

Passenger revenue (in millions of Brazilian reais)	5,048.8	5,017.4	0.6%
Available seat kilometers (ASKs) (millions)	12,453	12,802	(2.7)%
Load factor (%)	83.8%	81.5%	2.8%
Passenger revenue per ASK (R$ cents) (PRASK)	R$40.54	R$39.19	3.5%
Operating revenue per ASK (R$ cents) (RASK)	R$43.94	R$42.14	4.3%
Number of departures	71,906	79,796	(9.9)%
Block hours	135,528	147,394	(8.1)%

Passenger Revenue

Passenger revenue increased 0.6%, or R$31.4 million, from R$5,017.4 million in the three-month period ended March 31, 2025 to R$5,048.8 million in the three-month period ended March 31, 2026, mainly due to a healthy demand environment, higher average fares and higher load factors, as well as notable performance of our other business units, in particular Azul Fidelidade and Azul Viagens.

Other Revenues

Other revenues increased 12.1%, or R$45.6 million, from R$377.0 million in the three-month period ended March 31, 2025 to R$422.6 million in the three-month period ended March 31, 2026. This increase was mainly due to better performance in our domestic cargo operation, with 11.0% year-over-year growth driven by stronger freighter operations.

Operating Expenses

Operating expenses decreased 10.2%, or R$399.9 million, from R$3,913.5 million in the three-month period ended March 31, 2025, to R$3,513.6 million in the three-month period ended March 31, 2026, as explained below.

Aircraft Fuel. Aircraft fuel expenses decreased 14.7%, or R$231.0 million, from R$1,572.0 million in the three-month period ended March 31, 2025, to R$1,341.0 million in the three-month period ended March 31, 2026, mainly due to a 10.7% reduction in fuel price per liter (excluding hedges), a 2.7% reduction in total capacity and a 1.8% improvement in fuel efficiency.

Salaries and Benefits. Salaries and benefits decreased by 5.4%, or R$35.9 million, from R$662.0 million in the three-month period ended March 31, 2025, to R$626.1 million in the three-month period ended March 31, 2026, mainly driven by higher productivity, which was reflected in a 4.3% decrease in FTEs per aircraft, partially offset by a 5% union increase in salaries as a result of collective bargaining agreements applicable to all airline employees in Brazil.

Share-based Incentive. Share-based incentive decreased 98.1%, or R$8.1 million, from R$8.2 million in the three-month period ended March 31, 2025, to R$0.2 million in the three-month period ended March 31, 2026, mainly driven by our restricted shares granting plan approved in connection with the Chapter 11 plan of reorganization.

Airport Taxes and Fees. Airport taxes and fees decreased 5.0%, or R$15.8 million, from R$317.8 million in the three-month period ended March 31, 2025, to R$302.0 million in the three-month period ended March 31, 2026, primarily due to the 9.9% reduction in departures in the three-month period ended March 31, 2026.

Auxiliary Services for Air Transport. Auxiliary services for air transport decreased 0.6%, or R$1.4 million, from R$233.8 million in the three-month period ended March 31, 2025, to R$232.4 million in the three-month period ended March 31, 2026, primarily due to the optimization of onboard services.

6

Maintenance. Maintenance increased 43.7%, or R$88.4 million, from R$202.5 million in the three-month period ended March 31, 2025, to R$290.9 million in the three-month period ended March 31, 2026, primarily due to higher maintenance events in the period, partially offset by the appreciation of the Brazilian real against the U.S. dollar.

Advertising and Publicity. Advertising and publicity increased 3.6%, or R$8.8 million, from R$245.8 million in the three-month period ended March 31, 2025, to R$254.6 million in the three-month period ended March 31, 2026, mostly driven by the 12.1% increase in other revenues, leading to an increase in commissions.

Depreciation and Amortization. Depreciation and amortization decreased 19.7%, or R$160.8 million, from R$815.2 million in the three-month period ended March 31, 2025, to R$654.4 million in the three-month period ended March 31, 2026, primarily due to an 18.7% reduction in right-of-use assets following the lease modifications negotiated during our voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code (see "Item 4.A. History and Development of the Company—Voluntary Reorganization" of our 2025 Annual Report), partially offset by the larger Embraer E2 fleet compared to the corresponding period in 2025 as part of our ongoing fleet transformation.

Impairment and Onerous Contracts. No impairment or onerous contracts charges were recorded in the three-month period ended March 31, 2026 or in the corresponding period of 2025.

Insurance. Insurance increased 69.6%, or R$12.5 million, from R$18.0 million in the three-month period ended March 31, 2025, to R$30.5 million in the three-month period ended March 31, 2026, mainly due to the expansion of our next-generation fleet.

Other. Other items swung from a net expense of R$213.1 million in the three-month period ended March 31, 2025 to net income of R$1,096.2 million in the three-month period ended March 31, 2026. As further detailed in "Item 4.A. History and Development of the Company—Voluntary Reorganization" of our 2025 Annual Report, we emerged from the Chapter 11 proceedings on February 20, 2026. In connection with our emergence from the Chapter 11 proceedings, we recorded a R$1,589.8 million gain on breakage related to claims from general unsecured creditors settled under our Chapter 11 plan of reorganization, and R$326.9 million in restructuring costs, including professional fees and other costs incurred in connection with the voluntary reorganization. No comparable amounts were recorded in the three-month period ended March 31, 2025 as the Chapter 11 proceedings commenced in May 2025 (all such terms as defined in the 2025 Annual Report).

Operating Profit

Our operating profit increased 32.2%, or R$476.9 million, to R$1,957.8 million, from R$1,480.9 million in the three-month period ended March 31, 2025, due to the factors described above.

Financial Results

Financial Income. Financial income decreased 5.0%, or R$1.6 million, from R$31.6 million in the three-month period ended March 31, 2025, to R$30.0 million in the three-month period ended March 31, 2026, mainly due to lower interest on financial investments, which decreased from R$24.7 million to R$14.6 million, partially offset by an increase in other financial income from R$6.9 million to R$15.4 million.

Financial Expenses. Financial expenses increased 77.0%, or R$2,154.8 million, from R$2,798.9 million in the three-month period ended March 31, 2025, to R$4,953.7 million in the three-month period ended March 31, 2026, mainly due to a R$5,090.1 million fair value adjustment on the conversion of debt into equity in connection with our emergence from the Chapter 11 proceedings on February 20, 2026, partially offset by gains on the renegotiation of general unsecured loans and supplier obligations and lower interest on lease obligations following the lease modifications negotiated during the restructuring.

Derivative Financial Instruments, Net. Derivative financial instruments, net, decreased from R$204.9 million for the three-month period ended March 31, 2025 to nil for the three-month period ended March 31, 2026, mostly due to the settlement of hedging positions, and the absence of new derivative gains, as Azul had hedged 0.6% of its expected fuel consumption for the next twelve months as of March 31, 2026.

7

Foreign Currency Exchange, Net. Foreign currency exchange, net, decreased 46.2%, or R$1,262.4 million, from a gain of R$2,735.2 million in the three-month period ended March 31, 2025, to a gain of R$1,472.8 million in the three-month period ended March 31, 2026, mostly due to the appreciation of the Brazilian real against the U.S. dollar during the period.

Income Tax and Social Contribution

Current Income Tax and Social Contribution. Current income tax and social contribution expense increased 12,413.3%, or R$1.9 million, from R$0.01 million in the three-month period ended March 31, 2025, to R$1.9 million in the three-month period ended March 31, 2026, mostly due to the profit generated by Azul Conecta in the period.

Deferred Income Tax and Social Contribution. Deferred income tax and social contribution swung from nil in the three-month period ended March 31, 2025 to an income of R$7,515.4 million in the three-month period ended March 31, 2026, mostly due to the recognition of a non-cash deferred tax asset following the completion of the voluntary reorganization on February 20, 2026, as management concluded that there is now convincing evidence that sufficient future taxable profits will be available to fully absorb the Company's accumulated tax losses.

Net Profit

Net profit increased 264.1%, or R$4,366.8 million, from R$1,653.6 million in the three-month period ended March 31, 2025, to R$6,020.4 million in the three-month period ended March 31, 2026, due to the factors described above.

Liquidity and Capital Resources

General

Our short-term liquidity requirements relate to the payment of operating costs, including aircraft fuel and salaries, payment obligations under our lease liabilities and loans and financing (including aircraft debt financing and debentures) and the funding of working capital requirements. Our medium and long-term liquidity requirements include equity payments for aircraft and debt financing, the working capital required to start up new routes and new destinations, and payment obligations under our borrowings and financings.

For our short-term liquidity needs, we rely primarily on cash provided by operations and cash reserves. For our medium and long-term liquidity needs, we rely primarily on cash provided by operations, cash reserves, working capital loans and bank credit lines including, but not limited to, bank loans, debentures and promissory notes.

In order to manage our liquidity, we review our cash and cash equivalents, short-term investments, and trade and other receivables on an ongoing basis. Trade and other receivables include credit card sales and accounts receivable from travel agencies and cargo transportation. Our accounts receivable are affected by the timing of our receipt of credit card revenues and travel agency invoicing. One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via personal credit cards. Our customers may pay for their purchases in up to ten installments without interest. This is similar to the payment options offered by other airlines in Brazil. Once the transaction is approved by the credit card processor, we are no longer exposed to cardholder credit risk, and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder. Since the risk of non-payment is low, banks are willing to advance these receivables, which are paid the same day they are requested. As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position.

As of March 31, 2026, our total cash position, consisting of cash and cash equivalents and short-term and long-term investments, was R$2,088.0 million, an increase of 105.2%, or R$1,070.1 million, compared to R$1,017.9 million as of December 31, 2025, mainly due to the proceeds received from the equity rights offering that we completed on February 20, 2026 as part of our emergence from the Chapter 11 proceedings. We issued US$1.375 billion principal amount of Exit Notes on February 6, 2026 at an issuance price of 99.028% of the principal amount thereof; however, we used the proceeds of the issuance of the Exit Notes to prepay in full US$1.4 billion in aggregate principal amount of our DIP Financing at a mandatory prepayment price of approximately 100.8% of the principal amount thereof, plus accrued and unpaid interest thereon. See "Item 4.A. History and Development of the Company—Voluntary Reorganization" of our 2025 Annual Report.

8

We believe that we will continue to be able to access equity and debt capital markets if and when necessary.

Cash Flows

The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Three-Month Period Ended March 31
	2026	2025
	(in thousands of Brazilian reais)
Cash Flows
Net cash used by operating activities	(128,745)	(313,175)
Net cash used by investing activities	(42,649)	(238,168)
Net cash provided (used) by financing activities	1,363,512	(176,834)
Exchange rate changes on cash and cash equivalents	(95,732)	(21,135)
Increase (decrease) in cash and cash equivalents	1,096,386	(749,312)

Net Cash Used by Operating Activities. Net cash used by operating activities decreased 58.9%, or R$184.4 million, to R$128.7 million in the three-month period ended March 31, 2026, compared to R$313.2 million in the three-month period ended March 31, 2025, principally due to disciplined capacity management and cash generated by our operations.

Net Cash Used by Investing Activities. Net cash used by investing activities decreased 82.1%, or R$195.6 million, to R$42.6 million in the three-month period ended March 31, 2026, compared to R$238.2 million in the three-month period ended March 31, 2025, principally due to lower capital expenditures and proceeds from sale and leaseback transactions.

Net Cash Provided (Used) by Financing Activities. Net cash provided by financing activities was R$1,363.5 million in the three-month period ended March 31, 2026, compared to R$176.8 million net cash used in the three-month period ended March 31, 2025, a variation of R$1,540.3 million, principally due to proceeds from the equity rights offering and the Exit Notes in February 2026, partially offset by repayment of our DIP Financing and other debt obligations. See "Item 4.A. History and Development of the Company—Voluntary Reorganization" of our 2025 Annual Report.

Exchange Rate Changes on Cash and Cash Equivalents. Exchange rate changes on cash and cash equivalents resulted in a loss of R$95.7 million in the three-month period ended March 31, 2026, compared to a loss of R$21.1 million in the three-month period ended March 31, 2025, a variation of R$74.6 million, mostly due to the appreciation of the Brazilian real against the U.S. dollar impacting our dollar-denominated cash balances.

Loans and Financings

As of March 31, 2026, total loans and financing amounted to R$9,713.4 million, compared to R$23,059.6 million as of December 31, 2025.

The following table sets forth our outstanding loans and financing as of the dates indicated.

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	Average Nominal Rate p.a.	Maturity Date	As of March 31, 2026	As of December 31, 2025
			(in millions of Brazilian reais)
Foreign Currency:
Senior notes – 2026	7.3%	June 2026	—	187.6
Senior notes – 2028	11.9%	August 2028	—	19.3
Senior notes – 2029	11.5%	May 2029	—	29.2
Senior notes – 2030	11.9%	May 2030	—	192.4
Senior notes 1L – 2028	11.9%	August 2028	—	6,348.7
Senior notes 2L – 2029	11.5%	May 2029	—	933.4
Senior notes 2L – 2030	10.9%	May 2030	—	2,133.4
DIP Financing	15.0%	February 2026	—	9,594.9
Exit Notes	9.9%	February 2031	7,139.8	—
Executed letters of credit	SOFR 3M + 3.0%	May 2026	686.7	1,376.1
Aircraft, engines and others	SOFR 1M + 4.6%	May 2026	613.1	646.4
	SOFR 3M +2.6%	December 2027	179.1	220.3
	4.7%	March 2029	4.3	11.7
Total:			8,622.9	21,693
Local Currency:
Debentures	CDI + 4.0%	February 2031	454.5	658.5
Executed derivatives	—	—	—	38.2
Executed letters of credit	—	—	636.0	669.5
Total:			1,090.5	1,366.3
Total loans and financing			9,713.4	23,059.6

The significant decrease in total loans and financing as of March 31, 2026 compared to December 31, 2025 reflects our emergence from the Chapter 11 proceedings and the implementation of our plan of reorganization. As further detailed in "Item 4.A. History and Development of the Company—Voluntary Reorganization" of our 2025 Annual Report, pursuant to our Chapter 11 plan of reorganization, (i) we converted first lien and second lien debt claims into equity, (ii) our DIP Financing was repaid in full with proceeds from the Exit Notes, and (iii) the Exit Notes in an aggregate principal amount of US$1.375 billion were issued by Azul Secured Finance LLP on February 6, 2026.

As of March 31, 2026, we had 274 leased aircraft and engines without a purchase option with an aggregate balance of R$10,401.9 million and 7 owned and leased aircraft and engines with a purchase option, with an aggregate outstanding balance of R$341.2 million, with the underlying aircraft serving as security and 29 owned aircraft, which are in property, plant and equipment at the net amount of depreciation of R$1,272.8 million.

Our financing agreements, aircraft finance leases and certain other material agreements contain customary financial and other covenants, restrictions and events of default, including events of default relating to non-payment, cross-default, cross-acceleration, change of control, and certain events relating to insolvency, restructuring, readjustment and rescheduling of debt. For more information, see note 18 to our unaudited interim condensed consolidated financial statements, which were filed under cover of a Current Report on Form 6-K with the SEC on May 19, 2026.

Capital Expenditures

We typically hold our aircraft under leases or aircraft loans. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and credit lines. We believe that our cash provided by operations and our ability to obtain financing (including through finance leases and aircraft debt-financing), by already approved lines of credit with financial institutions, as well as our ability to obtain operating leases and issue debentures in the Brazilian capital market, will enable us to honor our current contractual and financial commitments.

Our gross capital expenditures (acquisitions of property, equipment and intangibles) from investing activities decreased 3.9%, or R$5.7 million, from R$144.3 million in the three-month period ended March 31, 2025 to R$138.6 million in the three-month period ended March 31, 2026, mostly due to a R$28.0 million reduction in aircraft and maintenance expenditures, from R$112.9 million to R$84.9 million, partially offset by a R$26.8 million increase in intangible asset additions, from R$16.0 million to R$42.8 million. Net capital expenditures from investing activities totaled R$69.3 million in the three-month period ended March 31, 2026, a decrease of 51.2% compared to R$141.9 million in the three-month period ended March 31, 2025, mostly due to a significant increase in sale and leaseback transactions, from R$2.4 million in the three-month period ended March 31, 2025 to R$69.3 million in the three-month period ended March 31, 2026.

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Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and results of operations. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 9, 2020. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value, which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The counterparties to our derivative transactions are major financial institutions with strong credit ratings, and we do not expect the counterparties to fail to meet their obligations. We do not have significant exposure to any single counterparty in relation to derivative transactions, and we believe the credit exposure related to our counterparties is negligible.

Market risk includes five types of risk: interest rate, foreign currency, commodity price, credit and liquidity risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including lease liabilities and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange at specified intervals the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties.

We utilize swap contracts designated as hedges to protect us from fluctuations on part of the payments of lease liabilities and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in foreign exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans and lease liabilities indexed to the U.S. dollar (net of investments in U.S. dollars) and maintenance reserves. Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, according to our risk policy, we may enter into currency forward contracts for periods with a currency exposure of up to 12 months.

Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of March 31, 2026, we held U.S. dollar-denominated cash and cash equivalents equivalent to R$1,441.6 million.

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We constantly monitor our net exposure in foreign currency and evaluate the possibility of entering into hedge transactions to protect non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize such exposure.

Commodity Price Risk

The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the three-month periods ended March 31, 2026 and 2025, aviation fuel accounted for 38.2% and 40.2%, respectively, of our operating expenses, which are linked to or denominated in U.S. dollars. The pricing of aviation fuel is volatile and cannot be predicted with any degree of certainty, as it is subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. In addition, largely as a result of the war between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of March 31, 2026, the Brent oil price was approximately US$104. Airlines often use WTI crude or heating oil futures contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or fixed price agreements with our suppliers. As of March 31, 2026, Azul had hedged 0.6% of its expected fuel consumption for the next twelve months by using forward contracts, options, and pre-determined pricing agreements with our fuel suppliers.

Credit Risk

Credit risk is inherent to Azul’s operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents and long-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by S&P Global Ratings, Moody’s or Fitch (between AAA and A+).

Credit limits are established for all Azul’s customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by Azul and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted by Azul on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (the B3 and the New York Mercantile Exchange), which substantially mitigates the credit risk. Azul assesses the risks of counterparties in financial instruments and diversifies its exposure periodically.

Liquidity Risk

The maturity schedules of our consolidated financial liabilities as of March 31, 2026, are as follows:

Description	Carrying Amount	Total	Until 1 year	From 2 to 5 years	After 5 years
	(in thousands of Brazilian reais)
Loans and financing	9,713,415	14,001,099	1,073,021	12,535,769	392,309
Leases	10,929,053	19,534,166	2,688,556	11,748,934	5,096,676
Accounts payable	3,097,132	3,144,277	2,960,233	177,842	6,202
Airport taxes and fees	1,606,059	2,199,762	941,847	582,169	675,746
Total:	25,345,659	38,879,304	7,663,657	25,044,714	6,170,933

Sensitivity Analysis

Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk and commodity price risk on our results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or fuel price will worsen by 10%; and (ii) the remote scenario, which assumes that the relevant interest rate, exchange rate or fuel price will worsen by 25%.

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			As of March 31, 2026
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of Brazilian reais)
Financing	Interest rate	CDI Rate	(3,029)	(7,574)
Financing	Interest rate	SOFR	(6,827)	(17,069)
Assets	Exchange rate	Euro rate decrease	(13,465)	(33,661)
Liabilities and aircraft leases		U.S. dollar rate increase	(1,813,346)	(4,533,365)
Aircraft fuel	Cost per liter	Fuel price	(134,096)	(335,241)

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